

BatteryXchange

LIVE LIFE CHARGED!

OCTOBER 2019

Disclosures

This presentation has been prepared solely to provide potential investors with the opportunity to determine their preliminary interest in the Company and for the purpose deciding whether to proceed with their own independent, in-depth investigation and analysis of the Company and does not purport to contain all of the information that may be required to evaluate a possible investment in the Company. Interested investors should review the documents contained in the Offering Materials section on localstake.com in their entirety prior to making their investment decision.

Certain of the statements in this presentation are forward-looking statements that are based on current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results or future performance relating to the Company to differ materially from those expressed or implied in such statements. There can be no assurance that the Company will generate any particular level of revenue or will be able to operate profitably. Localstake Marketplace LLC expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained herein.

The BatteryXchange Kiosk Dispenses Mobile Charging Devices for iOS and Android Phones

We solve the "Dying Battery" problem: When Outlets and Cords aren't available

Easy/Fast Recharging product & service compatible with any phone

230 Million Smartphone Users in United States Alone



Charging Kiosks Locations:
- Convention Centers
- Bars / Restaurants
- Events

We Look to Power, and Empower, Entire Communities Where They Live and Work

Phone Charging Problem



Consumers Increasingly Dependent on Phones Always, Everywhere



Challenge Finding Outlets to Re-charge



Re-charging Options Niched, Expensive



The market is "highly fragmented"



Charging Solutions Aren't Mobile



Smartphones Are About Community, Staying in touch. A Dead Battery Cuts Us Off From Our Entire World...

3

Our Solution

Digital Kiosk Machines
By Battery Xchange



Battery Xchange is a rental technology platform

Offers On-Demand Mobile Re-charging for iOS and Android Phone.



Easy to Use

Customers Download our App, Scan at our Kiosk, Receive a Mobile Charging Device.



Battery Xchange solves an unmet need

Kiosks dispense mobile charging devices; users can take it with them. And return them to any BatterXchange Kiosk.



Available for both Android and iOS











Battery Xchange Value Proposition for Customer

stay Charged & Connected	Convenience	Ease to Use	Compatibility
✔ Stay Charged Day and Night. ✔ Fully Mobile: Walk and Re-charge.	✔ Available at multiple locations ✔ Ave user goes from 10%-75% in 30 Minutes	✔ No cash or swiping required. ✔ Simply download an app.	✔ Built-in Apple and Android charging cables. ✔ 3 (charging cables) iOS, Type-C, Mirco USB

Market Strategy

BatteryXchange Meets Customers Where They Live and Work

- Convention Centers
- Bars / Restaurants Surrounding Convention Center Communities
- Events

Convention Centers

- Leverage Convention Centers as Anchors to Communities
- 250 Venues in US; over 40 Million Annual Attendees

Bars / Restaurants

- Bring Kiosks to Establishments Surrounding Convention Centers
- Tremendous Value Proposition for Establishments; Drive Traffic, Branding, Communicate with New Customers

Events

- Attend Events in Same Communities
- Leverage Local Awareness and Bar/Restaurant Relationships

US Convention Centers

250 Venues



2018

Over **40 Million** Attendees



Financial Data and Projection

		2019	2020					2021	2022
		Q4 2019	Q1	Q2	Q3	Q4	FY 2020		
Revenue	Sales	$ -	$ 58,800	$ 229,110	$ 447,615	$ 670,845	$ 1,406,370	$ 5,280,450	$ 9,381,330
	COGS	$ -	$ (14,406)	$ (56,132)	$ (109,666)	$ (164,357)	$ (344,561)	$(1,293,710)	$(2,298,426)
	Gross Profit	$ -	$ 44,394	$ 172,978	$ 337,949	$ 506,488	$ 1,061,809	$ 3,986,740	$ 7,082,904
Expenses	Marketing	$ -	$ (15,000)	$ (15,000)	$ (15,000)	$ (15,000)	$ (60,000)	$ (422,436)	$ (750,506)
	Wages	$ (1,082)	$ (34,449)	$ (87,664)	$ (112,942)	$ (139,190)	$ (374,244)	$ (866,966)	$ (968,400)
	SG&A	$ (54,208)	$ (102,260)	$ (45,260)	$ (53,153)	$ (57,439)	$ (258,112)	$ (388,341)	$ (569,931)
	Expense Total	$ (55,290)	$ (151,709)	$ (147,924)	$ (181,095)	$ (211,629)	$ (692,356)	$(1,677,743)	$(2,288,837)
EBITDA		$ (55,290)	$ (107,315)	$ 25,054	$ 156,854	$ 294,859	$ 369,453	$ 2,308,997	$ 4,794,067
	Interest	$ -	$ -	$ -	$ (330)	$ -	$ (330)	$ -	$ -
	Depreciation	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
	Taxes	$ -	$ -	$ (7,441)	$ (46,586)	$ (87,573)	$ (141,600)	$ (685,772)	$(1,423,838)
Net Income		$ (55,290)	$ (107,315)	$ 17,613	$ 109,939	$ 207,286	$ 227,523	$ 1,623,225	$ 3,370,229

*Based on our projections we believe we will be revenue positive by month 7 of our first year.

Competitor **Overview**







FuelRod

MobileQubes

OOMF

Niched into Airports

No B2B Value Proposition

Expensive Upfront Costs

Battery Xchange Competitive Advantages

- o **Ease of Use–** Users simply download our app, scan our kiosk and start using our charging device. Once done, users can return the battery to any BX kiosk.
- o **Strategic Partners –** We are leveraging convention centers as anchors to our target audience, from there we will open partnerships throughout the local community.
- o **Economic Development–** We believe in empowering not only our users, but our communities as well. A big focus in the future will be to provide employment to the gig economy

Meet Our Team



Desmond Wiggan, Jr.

CEO | FOUNDER



Aubrey Yeboah

CMO / FOUNDER



Jasmine Miller

Director of Operation



Elijah Strickland

Sales Lead



Kinjal Mehta

Tech Lead



Ethan Wood

Product Lead

Our Ask

We are presently in the midst of raising $716,000 of growth capital to support our go-to market strategy, and support the organizational requirements to facilitate such an endeavor.



Sales & Marketing (30%)
- Launch in Convention Centers
- Expand into surrounding communities
- Build brand awareness in market



Product Development(25%)
- Complete initial kiosk and software application
- New iterations of product
- Better experience for UX



Organization (40%)
- Build out management, tech support and sales teams
- Execute hiring plan to support corporate strategy



Strategic Partnerships (5%)
- Build convention center relationships
- Work with strategic partners in major market